

May 14, 2013

<u>Via E-Mail</u>
Edward Yihua Kang
Chief Executive Officer
Ever-Glory International Group, Inc.
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

> **Re: Ever-Glory International Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 18, 2013**
> **File No. 001-34124**

Dear Mr. Kang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We read your response to our prior comment one and we note that you were initially advised by your independent accountant in regard to the misclassification. Please revise your Form 8-K to provide disclosures in accordance with Item 4.02(b) and (c) of the Form 8-K instructions.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Mining